UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                  SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. ___________3)*


(Name of Issuer)   Financial Federal Corporation

(Title of Class of Securities)  COMMON STOCK

(CUSIP Number)     317492106

(Date of Event Which Requires Filing of this Statement) December 31,
2004

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ X ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 317492106

    1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
M.A. Weatherbie & Co., Inc. / 02-0484484

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)NOT APPLICABLE

(b)NOT APPLICABLE

3. SEC Use Only



4. Citizenship or Place of Organization
IS A DELAWARE CORPORATION

Number of Shares Beneficially Owned by Each Reporting
Person With

5. Sole Voting Power
   1,168,882

6. Shared Voting Power
   0

7. Sole Dispositive Power
   1,402,101

8. Shared Dispositive Power
   0

9. Aggregate Amount Beneficially Owned by Each Reporting Person*
   1,402,101

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions

11. Percent of Class Represented by Amount in Row (9)
    8.06%

12. Type of Reporting Person (See Instructions)
    IA

Item 1.

(a) Name of Issuer          FINANCIAL FEDERAL CORPORATION

(b) Address of Issuer's Principal Executive Offices
                            733 THIRD AVENUE
                            NEW YORK, NY 10017

Item 2.

(a) Name of Person Filing   M.A. Weatherbie & Co., Inc. is a Delaware
                            Corporation

(b) Address of Principal Business Office or, if none, Residence
                            265 Franklin Street, Suite 1601
                            Boston, MA  02110

(c) Citizenship             M.A. Weatherbie & Co., Inc. is a Delaware
                            Corporation

(d) Title of Class of Securities    Common Stock

(e) CUSIP Number            317492106

Item 3. If this statement is filed pursuant to   240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

 (e) [ X ] M.A. Weatherbie & Co., Inc., is an investment adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item

(a) Amount beneficially owned:
    M.A. Weatherbie & Co., Inc.

    Managed accounts                                         1,402,101
(b) Percent of class:                                          8.06%

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [   ].
Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8. Identification and Classification of Members of the Group
Not applicable.

Item 9. Notice of Dissolution of Group
Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2005
Date

By: /S/ MATTHEW A. WEATHERBIE
Signature

Matthew A. Weatherbie,
President

United States
Securities and Exchange Commission

Schedule 13G/A
(cover page)

FINANCIAL FEDERAL CORPORATION (Issuer)

Box 9. The reported shares are owned by several accounts managed, with discretion to purchase or sell securities, by M.A.
          Weatherbie & Co., Inc., a registered investment adviser.

          M.A. Weatherbie & Co., Inc., disclaims beneficial ownership of the shares reported.

UNDERTAKING

The undersigned agrees to file the attached Statement of Beneficial Ownership on Schedule 13G/A with the U.S. Securities Exchange Commission and FINANCIAL FEDERAL CORPORATION

Dated:  February 10, 2005

M.A. WEATHERBIE & CO., INC.

  By:  /S/  MATTHEW A. WEATHERBIE

            Matthew A. Weatherbie,
            President